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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-24126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

York Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Broadway
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

RECD S.E.C.
MAR 0 5 2002
538

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Corcoran (212) 349-9700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name — *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of York Securities Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MARIE R. CALIFANO
Notary Public, State of New York
No. 24-4840820
Qualified in Kings County
Commission Expires Jan. 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK SECURITIES, INC.

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

YORK SECURITIES, INC.

REPORT INDEX

DECEMBER 31, 2001

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER AND DIRECTORS OF YORK SECURITIES, INC.:

We have audited the accompanying statement of financial condition of York Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of York Securities, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
January 23, 2002

YORK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 140,785
Cash segregated under federal and other regulations - Note 2		70,000
Marketable equity securities owned, at market value - Notes 1 and 5		1,407,084
Receivable from brokers and dealers:		
Clearance account		42,754
Property and equipment at cost, less accumulated depreciation and amortization of $188,220 - Note 1		22,843
Due from officer - Note 3		125,592
Other assets		80,798
TOTAL ASSETS		**$ 1,889,856**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		$ 160,472
Payable to brokers and dealers		516,898
COMMITMENTS AND CONTINGENCIES - NOTES 5 AND 7		
STOCKHOLDER'S EQUITY:		
Common stock - no par value:		
Authorized - 200 shares		
Issued and outstanding - 20 shares	$ 200,000	
Additional paid-in capital	542,905	
Retained earnings	469,581	
Total Stockholder's Equity		1,212,486
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 1,889,856**

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions	$ 3,523,853	
Interest and dividends	562,075	
Total Revenues		**$ 4,085,928**
DIRECT EXPENSES:		
Commissions	440,583	
Floor brokerage and clearance charges	1,112,913	
Officer's salary	254,500	
Salaries	698,510	
Payroll taxes and fringe costs - allocated	172,826	
Margin interest	13,137	
Total Direct Expenses	2,692,469	
INDIRECT EXPENSES	1,550,261	
Total Expenses		**4,242,730**
OPERATING LOSS		**(156,802)**
FIRM TRADING INCOME, NET		**201,163**
INCOME BEFORE PROVISION FOR INCOME TAXES		**44,361**
PROVISION FOR INCOME TAXES - NOTE 1		**6,125**
NET INCOME		**$ 38,236**

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2001

	Common Stock		Additional		Total
	Shares Issued	Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2001	20	$ 200,000	$ 542,905	$ 829,045	$ 1,571,950
Distributions	-	-	-	(397,700)	(397,700)
Net income	-	-	-	38,236	38,236
Balance, December 31, 2001	20	$ 200,000	$ 542,905	$ 469,581	$ 1,212,486

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 38,236
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 12,051	
(Increase) decrease in:		
Cash segregated under federal and other obligations	(50,000)	
Marketable equity securities owned	(675,139)	
Receivable from brokers and dealers	631,632	
Other assets	(9,652)	
Increase (decrease) in:		
Accounts payable and accrued expenses	(206,740)	
Payable to clearing broker	516,898	
Total adjustments		**219,050**
Net Cash Provided by Operating Activities		**257,286**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to officer	(457,192)	
Repayments from officer	650,916	
Net Cash Provided by Investing Activities		**193,724**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		**(397,700)**
NET INCREASE IN CASH		**53,310**
CASH:		**87,475**
Beginning of year		
End of year		**$ 140,785**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		**$ 13,137**
Income taxes paid		**$ 7,370**
Income taxes refunded		**$ 268**

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

York Securities, Inc. (the "Company") is primarily a discount securities broker registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers, Inc. (NASD). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Security and option transactions and the related income and expenses are recorded on a trade date basis. Marketable securities owned or sold, but not yet purchased, are carried at market value. The resulting difference between cost and market is included in income.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising costs are expensed as incurred. Advertising expense was $84,772 for the year.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are computed on straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes:

The Company has elected to be taxed as an S corporation for federal and New York State income tax purposes whereby the Company's income is reported by the stockholder. Accordingly, no provision has been made for federal and New York State income taxes. The Company remains liable for New York City income taxes and New York State S corporation tax.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - DUE FROM OFFICER:

The amount due from officer is noninterest bearing and is anticipated to be repaid prior to December 31, 2002.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and the rule of the New York Stock Exchange which also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital of $738,059 which was $488,059 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under operating leases expiring in various years through 2004. These leases, which have escalation clauses that provide for additional rentals based on increases in real estate taxes and operating costs, have been guaranteed by the stockholder. Total rent expense was $85,516 for the year.

Future minimum lease payments under noncancellable operating leases as of December 31, 2001 are as follows:

2002	$ 86,050
2003	75,962
2004	41,227
	$ 203,239

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Credit Risk Concentrations:

Substantially all of the Company's securities balances are held by one brokerage firm. Securities balances in excess of insurance coverages are secured by the good faith and credit of the brokerage firm.

NOTE 6 - PROFIT-SHARING PLAN:

The Company maintains a 401(k) defined contribution plan which covers all eligible employees. Employer contributions are discretionary and no contribution was made for the year.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE STOCKHOLDER AND DIRECTORS OF
YORK SECURITIES, INC.:

We have audited the accompanying financial statements of York Securities, Inc. as of December 31, 2001 and have issued our report thereon dated January 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
January 23, 2002

YORK SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 1,212,486
NONALLOWABLE ASSETS	229,233
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	983,253
HAIRCUTS ON SECURITIES	245,194
NET CAPITAL	738,059
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $160,472 OR $250,000 WHICHEVER IS GREATER	250,000
EXCESS NET CAPITAL	$ 488,059
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$ 738,056
DIFFERENCES DUE TO AUDIT ADJUSTMENTS	3
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$ 738,059
TOTAL AGGREGATE INDEBTEDNESS	$ 160,472
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.22 to 1

See Independent Auditors' Report on Supplementary Information.

YORK SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

CREDIT BALANCES:		
Free credit balances in customers' accounts	$	68,072
DEBIT BALANCES:		
Debit balances in customers' accounts		-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	68,072
REQUIRED DEPOSIT	**$**	**68,072**
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT" AT DECEMBER 31, 2001	**$**	**70,000**

There were no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001.

See Independent Auditors' Report on Supplementary Information.

YORK SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

None

2. Customers' fully paid securities and excess securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from "normal business operations" as permitted under Rule 15c3-3:

None

See Independent Auditors' Report on Supplementary Information.

YORK SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2001

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

BOARD OF DIRECTORS
YORK SECURITIES, INC.:

In planning and performing our audit of the financial statements of York Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and CFTC Regulation 1.17 and for determining compliance with the provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is subject to Rule 15c3-3 by holding payables to customers which result from directed brokerage and commission rebate activity.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure, practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of York Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission and should not be used for any other purpose.

Anchin, Block & Anchin LLP

New York, New York
January 23, 2002